SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2015

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 25 February 2015	By	/s/ Michelle Hill
(Authorised Signatory)

Santander UK plc

2014 Annual Report

Santander UK plc has today submitted the above document to the National Storage Mechanism.

The document will shortly be available for inspection at www.hemscott.com/nsm.do.

A copy of the document is also available within the Investor Relations section of the group’s website www.aboutsantander.co.uk.

- Ends -

For further details, please contact:

James S. Johnson	(Head of Investor Relations)	+44 (0) 20 7756 5014

Bojana Flint	(Deputy Head of Investor Relations)	+44 (0) 20 7756 6474

Anthony Frost	(Head of UK Communications)	+44 (0) 20 7756 6284

For more information contact: ir@santander.co.uk

Additional information about Santander UK plc and Banco Santander, S.A.

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.43 trillion in managed funds, 107 million customers, and 12,951 branches – more than any other international bank – and 185,405 employees at the close of 2014. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. Santander registered EUR 5.82 billion in attributable profit in 2014, an increase of 39% from the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. As at 31 December 2014, Santander UK serves more than 14 million active customers with c. 20,000 employees and operates through 921 branches and 66 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.santander.co.uk.